

February 25, 2011

Gregory A. Serrao, President
American Dental Partners
401 Edgewater Place, Suite 430
Wakefield, MA 01880

> **Re: American Dental Partners**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **File No. 0-23363**

Dear Mr. Serrao:

We have reviewed your supplemental response submitted January 10, 2011 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 29

Financial Presentation of Litigation Settlement, page 29

1.   We note in your response to comment seven of our letter dated December 13, 2010 that your pro forma non-GAAP effective tax rates for 2007 and 2008 differ from your actual GAAP effective tax rates for those years, as you exclude the state tax treatment of items

related to the outcome of litigation and it associated settlement. However, we noted that your GAAP effective tax rate for 2007 was lower than your pro-forma non-GAAP taxes while your GAAP effective tax rate was higher than the non-GAAP rate for 2008. Please quantify for us the impact on your GAAP and non-GAAP effective tax rates for 2007 and 2008 as a result of the litigation settlement expense (2007) and gain related to litigation settlement (2008). Also reconcile for us the differences between your GAAP and non-GAAP effective tax rates for both years.

2.   We note your response to comment eight of our letter dated December 13, 2010. We further note in your response to comment nine that you will provide the non-GAAP measures net earnings and net earnings per share in future annual and interim Exchange Act reports. Please confirm that you will provide all required non-GAAP disclosures for these measures in your future Exchange Act reports, including how the measures are used and how the tax effect was calculated, and provide us with your proposed future disclosure based on information for the fiscal year ended December 31, 2009.

Critical Accounting Policies and Estimates, page 39

Valuation of Accounts Receivable, page 39

3.   We note your response to comment 11 of our letter dated December 13, 2010. Please provide us with the text of your proposed future disclosure to clarify billing, collections and doubtful accounts.

Goodwill and Intangible Assets, page 40

4.   We note in your response to comment 10 of our letter dated December 13, 2010 that transactions not qualifying as a business combination typically lack the established processes, systems and management and would not qualify as a dental practice management business or management service organization. Please advise us of the following:

   a. explain to us in further detail how you considered the definition of a business in EITF 98-3 (prior to the adoption of SFAS 141R), and the FASB ASC Master Glossary and FASB ASC 805-10-55-4 to 55-9 (subsequent the adoption of SFAS 141R) to arrive at your conclusion that certain dental practices were not businesses;
   b. tell us whether these dental practices had inputs, processes applied to those inputs, and outputs used to generate revenues at the time of your acquisitions; and
   c. provide us with a list of your asset acquisitions in fiscal 2007-2009, including a description of the dental practice acquired and the cost of the acquisition.

Item 8. Financial Statements and Supplementary Data, page 45

Notes to Consolidated Financial Statements, page 52

 (2) Basis of Presentation, page 52

5.   We note in your response to comments one, two, and fifteen of our letter dated December
        13, 2010 that you do not assume responsibility or any risk of loss for uncollectible
        accounts, and that the owners of the affiliated practices bear the risk of loss and you have
        no contractual obligation to absorb any losses of the affiliated practices. We further note
        in your response to comment 11 that should there be an adjustment to accounts receivable
        due to a change in estimate that has already been contemplated at the facility level, the
        impact could potentially be a reduction or increase in the service fee payable to you in
        such subsequent period and a reduction or increase in the amounts receivable due to you
        from the affiliated practice. Please further explain to us how you do not assume
        responsibility or any risk of loss for uncollectible accounts. In this regard, it appears to
        us that the service fee payable to you by affiliates is reduced for uncollectible accounts.

6.   We note in your response to comment 15 of our letter dated December 13, 2010 that you
        have determined the following:

        •   the affiliated practices may be variable interest entities, but you are not the primary
            beneficiary and therefore are not required to consolidate the financial statements of
            the affiliated practices with your financial statements.
        •   However, you have the ability to direct the activities of the affiliated practices that
            most significantly impact the entity's economic performance.
        •   We note that a joint policy board with equal number of representatives designated by
            you and the affiliated practice is responsible for review and approval of long-term
            strategic and short term operational plans, annual capital and operating plans,
            renovation and expansion plans and capital equipment expenditures with respect to
            the dental facilities, advertising and marketing services and staffing plans. The joint
            board also makes recommendations with respect to patient fee schedules and
            contractual relationships with dental benefit providers.

        •   Please provide us with a more robust analysis of all factors you considered that both
            support and counter your conclusion that you are not deemed to have a controlling
            financial interest in the variable interest entities and, thus, are the primary beneficiary.
            In this regard, the analysis should discuss how you considered each significant term
            of your underlying affiliate agreements to arrive at your conclusion.

(10) Pending Shareholder Litigation Settlement, page 70

7.   We note your response to comment 17 of our letter dated December 13, 2010. We
        further note in the footnotes to your September 30, 2010 financial statements that no

claim reimbursements have been distributed from the settlement fund subsequent to the April 9, 2010 Court order (Note 10, page 13). Please further explain to us the basis for your conclusion to recognize a gain contingency for the expected insurance proceeds under ASC 450-30-05. Also tell us the amount of claim reimbursements that have been distributed from the settlement fund to-date. To the extent that the entire $6 million has not yet been distributed, please advise us of the following:

a. describe to us how the settlement fund will be distributed in accordance with the Courts order;
b. explain to us why the $6 million settlement fund has not yet been distributed given the Court order dated April 9, 2010; and
c. tell us when you reasonably expect to distribute the entire $6 million from the settlement fund.

Item 9A. Controls and Procedures, page 78

Disclosure Controls and Procedures, page 78

8.   We note in your proposed future disclosure in response to comment 18 of our letter dated December 13, 2010 that management concluded your disclosure controls and procedures ("DC&P") were designed and are functioning effectively to provide *reasonable assurance*. Please confirm to us that your future disclosure will state clearly, if true, that your DC&P are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your DC&P are effective at that reasonable assurance level. Alternatively, remove the reasonable assurance level reference in your conclusion on the effectiveness of DC&P. Refer to Section II.F.4 of SEC Release No. 33-8238 for additional guidance.

You may contact John Archfield (202) 551-3315 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3536 with other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services